                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

August 4, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Subject: Legal background for Risk Factor 18

Dear Sir:

     In order to answer SEC's Comments 2 of July 9, 2010, we added Risk Factor 18 (page 13).

     However, USChina Channel's stock is registered under 12(g). Under Rule 12g-1 of the Securities Exchange Act 1934, USChina should be exempted from the registration of issuing USChina Taiwan's stock because its total assets not exceeding $10m and

USChina Taiwan's stock is not quoted on an automated inter-dealer quotation system.

     We think that Risk Factor 18 could cancel, or add the above exemption rule in.

Sincerely Yours,

/s/Ching-Sang Hong

 President

1